BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

07028860

November 28, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of two press releases issued today with respect to (1) the financial results of Bombardier Inc. for the third quarter ended October 31, 2007 and (2) the appointment of Mr. Pierre Beaudoin as the President and Chief Executive Officer of Bombardier Inc., effective June 4, 2008, the date of the next annual general meeting of shareholders, which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed documents by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

1/2/08

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

TO BOARD

PRESS RELEASE

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED OCTOBER 31, 2007

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Consolidated revenues of $4.2 billion, compared to $3.4 billion last fiscal year**
- **EBITDA from continuing operations of $326 million, compared to $234 million last fiscal year**
- **EBIT from continuing operations of $201 million, compared to $105 million last fiscal year**
- **Income from continuing operations of $91 million ($0.05 per share), compared to $53 million ($0.03 per share) last fiscal year**
- **Free cash flow of $560 million, an improvement of $677 million over the same period last fiscal year**
- **Cash position of $3.6 billion, allowing for the intended repurchase of long-term debt totalling $1.1 billion**
- **Record backlog of $51.6 billion**

Montréal, November XX, 2007 – Bombardier today released strong financial results for the third quarter of fiscal year 2008. Earnings before financing income, financing expense and income taxes, from continuing operations (EBIT), reached $201 million, compared to $105 million for the same period last year. This brings the EBIT margin to 4.8%, which compares favourably to last year's 3.1% for the same quarter. Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) also surged by $677 million to reach $560 million. As for the Corporation's overall backlog, it climbed to a historic high of $51.6 billion as at October 31, 2007.

Cash and cash equivalents increased by $1 billion compared to January 31, 2007, totalling $3.6 billion at the end of the third quarter of fiscal 2008. Due to this strong cash position, the Corporation intends to repurchase, prior to the end of the current fiscal year, the following three long-term debts: €282-million ($408-million) notes, bearing interest at 5.75%, due in February 2008; £300-million ($623-million) of Bombardier Capital's notes, bearing interest at 6.75%, due in May 2009; and another long-term debt of $26 million.

"Both business groups produced substantial increases in revenues and made steady improvement in profitability," commented Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc. "They also generated high levels of free cash flow for the quarter. At Aerospace, orders for business aircraft remained solid, and deliveries of both business and regional aircraft continued to climb. At Transportation, order levels were similarly

robust, bringing our book-to-bill ratio to a healthy 1.7 for the quarter," added Mr. Beaudoin. "Indeed, the Corporation's solid backlog, which now tops more than $50 billion, testifies to the enduring demand for our fully diversified product offering. I am confident that going forward, Bombardier will continue to build from this solid foundation to execute its market leadership strategy."

Bombardier Aerospace

EBIT at Bombardier Aerospace rose to $122 million, compared to $43 million for the same period last year. This represents an EBIT margin of 5.2%, versus last year's 2.3% for the same quarter. Free cash flow of $579 million, compared to last year's $18 million, represents a $561 million improvement.

Bombardier Aerospace's backlog soared to a new record level of $19.6 billion, an increase of $6.4 billion compared to the backlog as at January 31, 2007. Firm orders totalled 124 business and regional aircraft, compared to 95 aircraft for the same period last fiscal year. Deliveries also climbed to 90 aircraft, versus 73 for the corresponding period last year.

With 112 net orders for business aircraft in the third quarter, compared to 57 for the same period last fiscal year, Bombardier Aerospace reaffirmed its market leadership. Indeed, the group received its largest single order for *Challenger 300* aircraft, as U.S.-based XOJET placed a firm order for 20 of such jets, with options for an additional 60 jets.

Building on the *Learjet* aircraft family's celebrated heritage for innovation and performance, Bombardier Aerospace launched an all-new *Learjet* aircraft, provisionally named *Learjet NXT*. To date, the group has received more than 85 letters-of-intent for the *Learjet NXT*.

Based on the growing number of firm orders on a year-to-date basis, in addition to the production rate increase for the *CRJ700* and *CRJ900* aircraft announced last August, Bombardier Aerospace elected to further step up its production rate to one aircraft every three days. Bombardier Aerospace therefore expects to produce approximately 50 *CRJ700* and *CRJ900* aircraft during this fiscal year and approximately 64 regional jets during fiscal year 2009.

Bombardier Aerospace's *Q-Series* continues to attract high demand from regional airlines. In addition to the 10 *Q400* aircraft orders received during the quarter from a European customer, subsequent to October 31, 2007, Bombardier Aerospace received an order for 12 *Q400* turboprops from Quantas Airways of Australia, with options and purchase rights for 24 additional *Q400* aircraft, showing the continued confidence the airline customers have in this product.

Bombardier Transportation

Bombardier Transportation's EBIT reached $79 million, compared to $62 million for the same quarter last fiscal year. This represents an EBIT margin of 4.2%, versus 4% for the same quarter last fiscal year. Meanwhile, free cash flow totalled $35 million, an improvement of $177 million over the same quarter last fiscal year.

New order intake reached $3.1 billion, leading to a book-to-bill ratio of 1.7 for the third quarter, bringing the order backlog to $32 billion as of October 31, 2007.

In China, Bombardier Transportation was awarded a breakthrough signalling contract for its *INTERFLO* 450 European Rail Traffic Management System (ERTMS) Level 2 system. Subsequent to the quarter, Bombardier Sifang Power (Qingdao) Transportation Ltd. (BSP) received from the Chinese Ministry of Railways an order for 40 high-speed trainsets featuring *ZEFIRO* technology. This is the largest single order for rail passenger cars placed at one time in Chinese rail history.

In connection with the framework agreement signed in February 2007 between Bombardier Transportation and Germany's Deutsche Bahn (DB) for the supply of 321 new *TALENT* 2 trains, a first order of 42 trains, representing 168 cars, was received during the third quarter of fiscal 2008.

In October, with the inauguration in France, of the world's first dual-mode and dual-voltage AGC (Autorail Grande Capacité), Bombardier Transportation reaffirmed its reputation for ingenuity and innovation. This groundbreaking hybrid AGC combines a specific set of operating features for the first time ever in a train.

In November, Bombardier purchased all the shares held by Power Pacific Corporation Limited in the capital stock of the holding of Bombardier Transportation's joint ventures in China, for a total consideration of $39 million. This transaction brings the group's participation in its various joint ventures in this country to 50%.

Financial highlights

(unaudited, in millions of U.S. dollars, except per share amounts, which are shown in dollars)

											Three-month periods ended October 31	
						2007						2006
		BA		BT		Total		BA		BT		Total
Revenues	$	2,350	$	1,878	$	4,228	$	1,855	$	1,547	$	3,402
EBITDA from continuing operations	$	219	$	107	$	326	$	148	$	86	$	234
Amortization		97		28		125		105		24		129
EBIT from continuing operations	$	122	$	79		201	$	43	$	62		105
Financing income						(50)						(31)
Financing expense						118						81
EBT						133						55
Income taxes						42						2
Income from continuing operations						91						53
Income from discontinued operations, net of tax						-						21
Net income					$	91					$	74
Basic and diluted earnings per share												
From continuing operations					$	0.05					$	0.03
Net income					$	0.05					$	0.04
Segmented free cash flow	$	579	$	35	$	614	$	18	$	(142)	$	(124)
Income taxes and net financing expense						(54)						7
Free cash flow					$	560					$	(117)

											Nine-month periods ended October 31	
						2007						2006
		BA		BT		Total		BA		BT		Total
Revenues	$	6,820	$	5,416	$	12,236	$	5,707	$	4,757	$	10,464
EBITDA from continuing operations before special items	$	671	$	311	$	982	$	478	$	245	$	723
Amortization		304		81		385		314		76		390
EBIT from continuing operations before special items	$	367	$	230		597	$	164	$	169		333
Financing income						(156)						(109)
Financing expense						365						257
EBT from continuing operations before special items						388						185
Special items						162						24
EBT from continuing operations						226						161
Income taxes						127						30
Income from continuing operations						99						131
Income from discontinued operations, net of tax						-						25
Net income					$	99					$	156
Basic and diluted earnings per share												
From continuing operations					$	0.04					$	0.06
Net income					$	0.04					$	0.08
Segmented free cash flow	$	1,122	$	163	$	1,285	$	43	$	(348)	$	(305)
Income taxes and net financing expense						(246)						(205)
Free cash flow					$	1,039					$	(510)

FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED OCTOBER 31, 2007

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $4.2 billion for the third quarter ended October 31, 2007, compared to $3.4 billion for the same period last year. For the nine-month period ended October 31, 2007, consolidated revenues reached $12.2 billion compared to $10.5 billion for the same period last year. The $826-million and $1.8-billion increases mainly reflect higher manufacturing revenues for business aircraft and regional aircraft; higher revenues in Transportation, mainly due to a positive currency impact, higher mainline, system, propulsion and controls and service revenues, partially offset by a lower level of activities in the North America region; and higher service revenues in Aerospace.

EBIT from continuing operations amounted to $201 million, or 4.8% of revenues, for the third quarter ended October 31, 2007, compared to $105 million, or 3.1% of revenues, for the same period the previous year. In Aerospace, EBIT for the three-month period ended October 31, 2007 was favourably impacted by the mix of business and regional aircraft, as well as improved selling prices for wide-body business aircraft and regional aircraft, and higher volume of activities. However, EBIT was negatively impacted by the strengthening of the Canadian dollar and the pound sterling versus the U.S. dollar, including a charge of $23 million following the change in the long-term foreign exchange assumption for the Canadian dollar, which led to a revision of cost estimates for programs under average cost accounting, and by higher production costs. In Transportation, EBIT has slightly increased, despite the costs incurred for the development of the new platform, in relation to the first order received under the DB framework agreement for the new *TALENT* 2 trains.

For the nine-month period ended October 31, 2007, EBIT from continuing operations before special items amounted to $597 million, or 4.9% of revenues, compared to $333 million, or 3.2% of revenues, for the same period the previous year. EBIT for the nine-month period ended October 31, 2007 reflects higher margin percentage in Aerospace, mainly due to a favourable mix of business aircraft as well as improved selling prices for wide-body business aircraft, improved margins on service activities and improved selling prices for regional aircraft. This was partially offset by the negative impact of the strengthening of the Canadian dollar and the pound sterling versus the U.S. dollar, including a charge of $45 million following the change in the long-term foreign exchange assumption for the Canadian dollar, which led to revisions of cost estimates for programs under average cost accounting, and by higher production costs. In

Transportation, EBIT benefited from procurement initiatives and quality enhancement programs while adjustments for service contracts, mainly in the United Kingdom (U.K.), and costs for the development of the new platform, in relation to the first order received under the DB framework agreement for the new *TALENT* 2 trains, negatively impacted EBIT.

Net financing expense amounted to $68 million for the third quarter of fiscal year 2008, compared to $50 million for the corresponding period of last year. For the nine-month period ended October 31, 2007, net financing expense reached $209 million, compared to $148 million for the same period last year. The $18-million and $61-million increases are mainly due to higher interest expense on long-term debt and net losses on certain financial instruments, including certain call options on long-term debt, partially offset by higher interest income on cash and cash equivalents, and interest income on invested collateral.

Income from continuing operations, net of tax, amounted to $91 million, or $0.05 per share, for the third quarter of fiscal year 2008, compared to $53 million, or $0.03 per share, for the same period the previous year. For the nine-month period ended October 31, 2007, income from continuing operations before special items, net of tax, was $261 million, or $0.14 per share, compared to $153 million, or $0.08 per share, for the same period the previous year.

The special item for the nine-month period ended October 31, 2007 relates to the write-off of the carrying value of the investment in Metronet in Transportation.

For the third quarter of fiscal year 2008, net income reached $91 million, or $0.05 per share, compared to $74 million, or $0.04 per share, for the same period the previous year. A net income of $99 million, or $0.04 per share, was recorded for the nine-month period ended October 31, 2007, compared to $156 million, or $0.08 per share, for the same period the previous year.

For the three-month period ended October 31, 2007, free cash flow amounted to $560 million, compared to a usage of $117 million for the corresponding period the previous year. For the nine-month period ended October 31, 2007, free cash flow amounted to $1 billion, compared to a usage of $510 million for the corresponding period last year, representing a $1.5-billion increase. These improvements are mainly due to better management of working capital in both groups.

As at October 31, 2007, Bombardier's order backlog reached a record level of $51.6 billion, compared to $40.7 billion as at January 31, 2007. The $10.9-billion increase is due to higher order intake compared to revenues recorded in Aerospace and Transportation, and a net currency impact in Transportation, mainly arising from the strengthening of the euro and the pound sterling versus the U.S. dollar as at October 31, 2007, compared to January 31, 2007.

Bombardier Aerospace

- **Revenues of $2.3 billion**
- **EBITDA of $219 million**
- **EBIT of $122 million or 5.2% of revenues**
- **Free cash flow of $579 million**
- **Net orders totalling 124 aircraft**
- **Order backlog of $19.6 billion**
- **90 aircraft deliveries**

Bombardier Aerospace's revenues amounted to $2.3 billion for the three-month period ended October 31, 2007, compared to $1.9 billion for the same period the previous year. This increase is mainly due to higher manufacturing revenues for business and regional aircraft, and higher service revenues.

EBIT amounted to $122 million, or 5.2% of revenues, for the third quarter ended October 31, 2007, compared to $43 million, or 2.3% of revenues, for the same period the previous year. EBIT for the three-month period ended October 31, 2007 was favourably impacted by the mix of business and regional aircraft, as well as improved selling prices for wide-body business aircraft and regional aircraft, and higher volume of activities. EBIT was negatively impacted by the strengthening of the Canadian dollar and the pound sterling versus the U.S. dollar, including a charge of $23 million following the change in the long-term foreign exchange assumption for the Canadian dollar, which led to a revision of cost estimates for programs under average cost accounting, and by higher production costs.

Free cash flow totalled $579 million for the third quarter ended October 31, 2007, compared to $18 million for the same period last fiscal year. Free cash flow was positively impacted by a net change in non-cash balances related to operations and higher profitability. Higher net additions to property, plant and equipment, reflecting the investments in the *CRJ1000* regional jet program and the recently launched all-new *Learjet* aircraft, provisionally named the *Learjet NXT*, also impacted free cash flow.

For the quarter ended October 31, 2007, aircraft deliveries totalled 90, compared to 73 for the same period the previous year. The 90 deliveries consisted of 57 business aircraft (42 aircraft for the corresponding period last fiscal year) and 33 regional aircraft (31 aircraft for the corresponding period last fiscal year).

Aerospace received 124 net orders during the quarter ended October 31, 2007, compared to 95 during the corresponding period the previous year. In business aircraft, the group received 112 net orders during the three-month period ended October 31, 2007, compared to 57 net orders during the same period last fiscal year. The order intake remains very strong and is consistent with the continued strength in the business aircraft market. For the third quarter of fiscal year 2008, Aerospace received 12 net orders for regional aircraft, compared to 38 for the same

period last year. Major orders for the quarter included an order for 10 *Q400* aircraft from a European airline.

As at October 31, 2007, Aerospace's firm order backlog reached a record level of $19.6 billion, compared to $13.2 billion as at January 31, 2007. This 48% increase mainly reflects strong order intake in both regional and business aircraft. The decision to introduce the next generation version of the *CRJ700* and *CRJ900* regional jets, in May 2007, as well as the launch of the *CRJ1000* regional jet in February 2007, have contributed to this increase. In business aircraft, both narrow-body and wide-body aircraft order backlogs have increased and the order backlog for each product family remains strong.

Bombardier Transportation

- **Revenues of $1.9 billion**
- **EBITDA of $107 million**
- **EBIT of $79 million**
- **Free cash flow of $35 million**
- **New order intake totalling $3.1 billion (book-to-bill ratio of 1.7)**
- **Order backlog of $32 billion**

Bombardier Transportation's revenues amounted to $1.9 billion for the three-month period ended October 31, 2007, compared to $1.5 billion for the same period last year. The increase is mainly due to a positive currency impact, higher mainline, system, propulsion and controls and service revenues, partially offset by a lower level of activities in the North America region.

EBIT totalled $79 million, or 4.2% of revenues, for the third quarter ended October 31, 2007, compared to $62 million, or 4% of revenues, for the same quarter the previous year. EBIT for the three-month period ended October 31, 2007 was negatively impacted by costs for the development of the new platform in relation to the first order received under the DB framework agreement for the new *TALENT* 2 trains.

Free cash flow for the quarter ended October 31, 2007 was $35 million, compared to a usage of $142 million for the same period last fiscal year. Free cash flow for the current period was positively impacted by a net change in non-cash balances related to operations and by higher profitability. Higher net additions to property, plant and equipment also impacted free cash flow.

The order intake during the three-month period ended October 31, 2007, totalled $3.1 billion, compared to $2.8 billion for the same period last year. The increase for the three-month period is mainly due to higher order intake in mainline, mass transit and locomotive and to a positive currency impact, partially offset by a particularly high level, in the previous fiscal year, of order intake in services, and total transit system. Major orders were for: 340 *MOVIA* metro cars from Delhi Metro Rail Corporation Ltd. (DMRC) in India, valued at $590 million, 42 *TALENT* 2 trains from DB Regio AG, as part of the framework agreement signed in February 2007, valued at $242 million and 60 *TRAXX* locomotives from Angel Trains, valued at $316 million.

Bombardier Transportation's backlog totalled $32 billion as at October 31, 2007, compared to $27.5 billion as at January 31, 2007. The increase is due to the strengthening of the euro and the pound sterling compared to the U.S. dollar and to a higher order intake compared to revenues recorded.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares

A monthly dividend of $0.13021 Cdn per share on Series 2 Preferred Shares has been paid on September 15, October 15 and November 15, 2007.

Series 3 Preferred Shares

A quarterly dividend of $0.32919 Cdn per share on Series 3 Preferred Shares is payable on January 31, 2008 to the shareholders of record at the close of business on January 18, 2008.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on January 31, 2008 to the shareholders of record at the close of business on January 18, 2008.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

www.bombardier.com

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe"

or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the Corporation's annual report for fiscal year 2007.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). See Risks and Uncertainties in the MD&A section of Bombardier Inc.'s annual report for fiscal year 2007 for further information. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT, EBT and EPS from continuing operations before special items as well as on Free Cash Flow. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. The special item for the nine-month period ended October 31, 2007 relates to Transportation's write-off of the carrying value of its investment in Metronet. The special item for the nine-month period ended October 31, 2006 relates to the restructuring plan initiated in fiscal year 2005 to reduce the cost structure in Transportation. Management views these items as potentially distorting the analysis of trends.

BOMBARDIER

PRESS RELEASE

BOMBARDIER APPOINTS NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

Montréal, November 28, 2007 – Bombardier's Board of Directors announced today the appointment of Mr. Pierre Beaudoin as President and Chief Executive Officer of Bombardier Inc. effective June 4, 2008, date of the next annual general meeting of shareholders. Mr. Laurent Beaudoin will remain as Chairman of the Board.

"The Bombardier Board of Directors is confident Pierre Beaudoin will lead the Corporation successfully, just as he has done for the past six years as head of Bombardier Aerospace and previously as President and Chief Operating Officer (COO) of Bombardier Recreational Products," said Mr. Jean C. Monty, Bombardier Board member and Chairman of the Human Resources and Compensation Committee.

"We are announcing this change in leadership six months from now to allow for an orderly transition," added Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc.

"The Board of Directors wishes to thank Laurent Beaudoin for his outstanding contribution since his return as CEO three years ago," said Mr. Monty. "Under his leadership, Bombardier has regained momentum and is well positioned for future success."

Pierre Beaudoin has been with Bombardier for 22 years. He joined the Corporation in 1985 to help organize the Marine Products Division and was later named Vice-President of Product Development for Sea-Doo/Ski-Doo. From June 1992 to April 1996, he served successively as Executive Vice President and President of the Sea-Doo/Ski-Doo Division. He served as President and Chief Operating Officer (COO) of Bombardier Recreational Products from April 1996 to January 2001.

In February 2001, Pierre Beaudoin was appointed President of Bombardier Business Aircraft. He assumed the post of President and Chief Operating Officer of Bombardier Aerospace in October 2001. In December 2004, in addition to his duties as President and COO of Bombardier Aerospace, Pierre Beaudoin was appointed Executive Vice President of Bombardier Inc. and a member of the Office of the President. He was also named to the Bombardier Board of Directors.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

www.bombardier.com

END